Exhibit 21.1
SUBSIDIARIES OF EAST WEST BANCORP, INC.

Subsidiary	Jurisdiction of Incorporation or Organization
East West Bank	California
E-W Services, Inc.	California
East West Bank (China) Limited	China
East-West Investment, Inc.	California
East West Capital Trust V	Delaware
East West Capital Trust VI	Delaware
East West Capital Trust VII	Delaware
East West Capital Trust VIII	Delaware
East West Capital Trust IX	Delaware
East West Insurance Services, Inc.	California
MCBI Statutory Trust I	Delaware

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries of East West Bancorp, Inc. are excluded from the list. These subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X.